Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO THE
ASSET PURCHASE AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Asset Purchase Agreement, dated as of August 21, 2018 (together with the Exhibits, Annexes and Schedules thereto, the “APA”), is made as of this 31st day of October, 2018, by and between P. H. Glatfelter Company, a Pennsylvania corporation (the “Seller”), and Pixelle Specialty Solutions LLC (formerly known as Spartan Paper LLC), a Delaware limited liability company (the “Purchaser” and, together with the Seller, the “Parties” and each, a “Party”).

WHEREAS the Parties entered into the APA on August 21, 2018; and

WHEREAS the Parties now wish to amend the APA in the manner set forth in this Amendment all in accordance with the terms and conditions of the APA.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1.  Definitions.  Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the APA.

SECTION 2.  Section 1.1.  Section 1.1 of the APA is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Deficient Legal Description” means any legal description contained in or attached to any existing vesting deed or deeds that conveyed to Seller (or Seller’s predecessor) fee title to any Purchased Owned Real Property (or portion thereof), which legal description (i) creates either an exception from title insurance coverage or a title insurer underwriting requirement for a new survey relating to (A) errors in plotted figures which cause the legal descriptions not to close or discrepancies between boundary lines of the premises and adjacent premises, (B) inability to identify or confirm the correct vesting deed for the applicable parcel, (C) inconsistencies between the legal description and the tax map on record for such parcel or (D) inability to confirm ownership of such parcel, in each case, as indicated in any title commitment for such Purchased Owned Real Property delivered to Purchaser prior to, on or after the Closing Date; or (ii) does not comply with the Laws of the applicable Governmental Authority having jurisdiction over the recordation of real property deeds in the county in which such Purchased Owned Real Property sits for conveyance, or otherwise causes, or, based on input from Fidelity National Title Insurance Company and/or the applicable Governmental Authority is reasonably expected to cause, such Governmental Authority to reject any Deed that includes such legal description.

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“Surveyor” means National Due Diligence Services, a division of American Surveying & Mapping, Inc., and their Affiliates.

“Survey” means an ALTA/NSPS Land Title Survey of any Purchased Real Property prepared by the Surveyor, in acceptable form for the Title Company to issue a title policy to Purchaser or the Lenders with the “survey exception” removed, and certified to Purchaser, any Lender and the Title Company.

“Title Company” means Fidelity National Title Insurance Company and its Affiliates.

SECTION 3.  Section 5.2(b).  Section 5.2(b) of the APA is hereby amended by adding the following sentence at the end of Section 5.2(b):

Notwithstanding the foregoing, if the Purchaser determines to shut down the SAP system for the Chillicothe operations (or to change the functionality in any way that materially affects the ability of the Seller to access information that may be necessary for tax audits or to delete such information from such system), the Purchaser shall give six months’ (or such lesser notice as is practical given the date of the proposed shut down or deletion) notice to the Seller prior to shutting down such system (or so changing the functionality or deleting such information) and thereafter, upon the Seller’s request, the Parties shall discuss in good faith a way to preserve the functionality of such system for the Seller (at the Seller’s sole cost and expense) for the period until the seventh (7th) anniversary of the Closing.

SECTION 4.  Section 5.7.  Section 5.7 of the APA is hereby amended and restated in its entirety to read as follows:

“SECTION 5.7Real Estate Matters.

(a)Title Insurance and Surveys.  Prior to the Closing, the Seller shall reasonably cooperate with the Purchaser to obtain, at the Purchaser’s sole expense (except as otherwise provided in Section 5.7(b)), owner’s or lender’s title insurance policies (or bring-down endorsements to any existing title insurance policies, if available) insuring the Purchaser’s or Lenders’ interest in the Purchased Real Property or any portion thereof, free and clear of all Liens other than Permitted Liens, issued by the Title Company as of a date reasonably proximate to the Closing and in amounts determined by the Purchaser or the Lenders.  Seller’s obligations with respect to this Section 5.7(a) shall include providing reasonable and customary owner’s affidavits executed and delivered by the Seller in favor of the Title Company in order to permit the Title Company to delete from any title policy such general exceptions to title as are customarily omitted for the applicable jurisdiction in which the Purchased Real Property is

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located on the basis of an owner’s affidavit.  Prior to the Closing, the Seller shall also reasonably cooperate with the Purchaser, at the Purchaser’s request and at the Purchaser’s sole cost and expense (except as otherwise provided in Section 5.7(b)), in the Purchaser’s efforts to obtain a Survey of each parcel of Purchased Real Property.  Such cooperation shall include but not be limited to providing access to the Purchased Real Property to Purchaser’s surveyor.

(b)Post-Closing Surveys and Deeds Recordation.

(i)With respect to any Purchased Owned Real Property that has a Deficient Legal Description (all such Purchased Owned Real Property identified as of the date hereof are listed in Section 5.7(b) of the Disclosure Schedule and, together with any additional Purchased Owned Real Property hereafter identified are known as the “Post-Closing Purchased Owned Real Property”), the Seller shall, despite any such Deficient Legal Description, deliver Deeds containing the Deficient Legal Descriptions to the Purchaser on the Closing Date for such Post-Closing Purchased Owned Real Property.  The Deeds for such Post-Closing Purchased Owned Real Property shall be held by the Purchaser’s counsel until Final Legal Descriptions are completed as set forth below, following which time the Seller shall, within five (5) Business Days after its receipt of any Final Legal Description, either re-execute and deliver to Purchaser the Deed for such Post-Closing Purchased Owned Real Property to include or affix the relevant Final Legal Description, or, provided that the notary acknowledgments on the Deeds are not stale, shall authorize the Purchaser to replace any attachment containing a Deficient Legal Description with the corresponding Final Legal Description.  Thereafter, the Parties hereby agree that the Purchaser shall submit or shall direct the Title Company to submit all such Deeds for recording with the land records of the Governmental Authority having jurisdiction over the applicable Post-Closing Purchased Owned Real Property, and the Seller shall reasonably cooperate to the extent necessary to ensure that such recordation is consummated.

(ii)Promptly upon the Parties learning of any Deficient Legal Descriptions, the Purchaser shall order from the Surveyor a Survey for each Post-Closing Purchased Owned Real Property to cure the corresponding Deficient Legal Description (each such final “as-surveyed” legal description, a “Final Legal Description”).  The Purchaser shall promptly (i) review each Survey upon its receipt from the Surveyor and (ii) provide the Seller with a copy of each Survey after the Purchaser has completed its initial review for the Seller’s review and comment.  Upon its receipt of each Survey from the Purchaser, the Seller shall provide the Purchaser with its reasonable comments to the Survey, if any, within five (5) business days of receipt from the Purchaser, and the Purchaser shall

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use reasonable efforts to have the Surveyor modify each Survey in response to any such reasonable Seller comments.

(iii)The Seller shall bear the cost and expense of the Surveyor’s measurement and preparation of the Final Legal Descriptions of the Post-Closing Purchased Owned Real Property.  The Purchaser shall provide the Seller with Surveyor’s cost estimates and engagement letters with respect to the measurement and preparation of each Final Legal Description for the Seller’s approval, which approval shall be not be unreasonably refused, withheld, conditioned or delayed.  For clarity, other than the cost and expense of the measurement and preparation of any Final Legal Description, Purchaser shall bear all costs and expenses incurred in connection with the preparation of the remaining elements of any Survey.

(iv) Subject to the limitations set forth in this Agreement, in the event that any Survey reveals: (A) any Lien that is not a Permitted Lien; or (B) that the legal description of the Post-Closing Purchased Owned Real Property contains more or less land than as depicted on any publicly available tax, engineering or online GIS maps, which discrepancy is material, individually or in the aggregate, to the conduct of the Business as currently conducted, then, in either of such event, the Seller shall indemnify and hold the Purchaser Indemnified Parties harmless from any Losses arising out of any of clauses (A) or (B).”

SECTION 5.  The first sentence of Section 6.2(a) of the APA is hereby amended and restated in its entirety to read as follows:

“(a)At least fifteen (15) days prior to the Closing, the Purchaser shall, or shall cause one of its Affiliates to, offer employment in writing on terms and conditions consistent with Section 6.2(c) (to the extent applicable) to each Business Employee listed in the updated version of Annex 3 delivered by the Seller pursuant to Section 6.1, including any such Business Employees on vacation, paid time off, or other approved leave of absence as of the Closing Date but excluding (i) any employee who is on an approved short-term or long-term disability leave and (ii) Business Employees listed on Section 6.2(a) of the Disclosure Schedule (each employee listed on Section 6.2(a) of the Disclosure Schedule, a “Leave Employee”, and collectively (i) and (ii), the “Inactive Business Employees”).”

SECTION 6.  The first sentence of Section 6.2(b) of the APA is hereby amended and restated in its entirety to read as follows:

“(b)Immediately following the date on which any Inactive Business Employee returns to active duty, the Purchaser shall, or shall cause one of its Affiliates to, offer employment to such Inactive Business Employee on the same terms as those provided to Business Employees in Section 6.2(a),

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except with respect to timing, such offer shall be to commence employment with the Purchaser or one of its Affiliates within ten (10) days following such Inactive Business Employee’s return to active status (the date the employment with the Purchaser or one of its Affiliates commences, the “Employment Commencement Date”).”

SECTION 7.  The first sentence of Section 6.4(c) of the APA is hereby amended and restated in its entirety to read as follows:

“(c)Effective as of the Closing Date, the Purchaser agrees to assume all Liabilities in respect of retiree welfare benefits that the Transferred Employees accrued prior to the Closing Date under any of the Seller’s Plans, other than (i) any such Liabilities in respect of the failure to administer any such Plan in accordance with its terms, applicable Law or any applicable Labor Agreement, and (ii) any such Liabilities in respect of Leave Employees, whether or not any Leave Employee becomes a Transferred Employees in accordance with Section 6.2(b).”

SECTION 8.  Section 6.9.

(a) Section 6.9(a) of the APA is hereby amended and restated in its entirety to read as follows:

“(a)In General.  Except as provided in Section 6.9(b) and subject to the terms of any Transition Services Agreement entered into by the Parties, effective as of the Closing Date, the Purchaser shall, or shall cause one of its Affiliates to, cause the Transferred Employees to be eligible to participate in the Purchaser’s welfare and retirement plans.”

(b) Section 6.9(b) of the APA is hereby amended and restated in its entirety to read as follows:

“(b)Defined Contribution Plans.  As soon as reasonably practicable after December 1, 2018, with respect to each Transferred Employee who is a participant in a Plan that is a tax- qualified defined contribution plan (each, a “Seller DC Plan”), the Seller shall cause the plan administrator of each such Seller DC Plan to provide each such Transferred Employee with the right (but not the obligation) to receive a distribution of such Transferred Employee’s interest under the applicable Seller DC Plan and the option to elect to roll over such Transferred Employee’s interest in such Seller DC Plan (including any outstanding loan balances and any promissory notes in respect thereof) to a defined contribution plan established or maintained by the Purchaser or one of its Affiliates (each, a “Purchaser DC Plan”) intended to be qualified under Section 401(a) of the Code.  Effective as of the Closing Date, the Seller shall, or shall cause its Affiliates to, cause the Transferred Employees to cease active participation under the Seller DC Plan.  Effective as of December 1, 2018, the

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Purchaser shall, or shall cause its Affiliates to, cause the Transferred Employees to be eligible to participate in the Purchaser DC Plan.  Subject to applicable law, the Purchaser shall, or shall cause its Affiliates to, permit the Transferred Employees to elect to increase the amount of their elective deferrals in respect of payroll dates that occur in December 2018, and receive any employer matching contributions attributable to such deferrals, in each case as necessary to allow Transferred Employees to make up for any elective deferrals they would have made and employer contributions they would have received if they had made elective deferrals under the Purchaser DC Plan in respect of the payroll dates that occurred in November 2018 at the same rate as their deferral elections under the Seller DC Plan as in effect immediately prior to the Closing.  The Purchaser shall take, or shall cause one of its Affiliates to take, all such action as may be necessary or appropriate (including amending the Purchaser DC Plans, if necessary) to permit any Transferred Employees who have timely made an election to roll over their interest in cash together with any loans in the applicable Seller DC Plans to a Purchaser DC Plan.  The Purchaser shall cooperate, or cause one of its Affiliates to cooperate, with the Seller in providing information to the Transferred Employees regarding rollovers of their interests from the applicable Seller DC Plans to a Purchaser DC Plan.  The Seller shall fully vest all Transferred Employees in their account balances under the Seller DC Plan, effective as of the Closing.”

SECTION 9.  Section 8.3.

(a) Section 8.3(a) of the APA is hereby amended by deleting the word “or”.

(b) Section 8.3(c) of the APA is hereby amended by replacing the period with a semicolon and inserting the word “or” immediately thereafter.

(c) Section 8.3(d) is hereby added as follows:

“(d)any title deficiencies revealed by a Survey as set forth in Section 5.7(b)(iv).”

SECTION 10.  Section 8.4.

(a) Section 8.4(b) of the APA is hereby amended by deleting the word “or”.

(b) Section 8.4(c) of the APA is hereby amended by replacing the period with a semicolon and inserting the word “or” immediately thereafter.

(c) Section 8.4(d) is hereby added as follows:

“(d)all Liabilities arising out of the Seller’s membership in PJM (including as reflected in the accounts and/or subaccounts PJM Org. ID 17001/PHGLAT), whether or not such Liabilities are accrued or incurred

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prior to, at or after the Closing, including Liabilities arising out of a default by Greenhat Energy, LLC of its obligations to PJM and whether or not the Purchaser is or becomes a member of PJM prior to, at or after the Closing (other than Liabilities arising out of the Seller’s breach of applicable rules related to its membership).”

SECTION 11.  Annex 1.

(a) Part 1 of Annex 1 to the APA is hereby amended by adding the following line item at the end of the list of Current Liabilities:

“-Greenhat Liability Amount”

(b) Part 2 of Annex 1 to the APA is hereby amended by adding the following:

“The “Greenhat Liability Amount” included in the determination of the Closing Net Working Capital calculated pursuant to Section 2.2(b) of the Agreement and included in the Closing Adjustment Statement delivered by the Purchaser pursuant to Section 2.6(a) of the Agreement shall be $80,000.”

SECTION 12.  Annex 2.

(a) Section 5.7(b) is hereby added to Annex 2 to the APA with the content set forth on Exhibit A attached hereto.

(b) Section 6.1(b) of Annex 2 to the APA is hereby amended by adding the content set forth in Exhibit B attached hereto.

(c) Section 6.1(c) of Annex 2 to the APA is hereby amended by deleting the content set forth in Exhibit C attached hereto.

(d) Section 6.2(a) is hereby added to Annex 2 to the APA with the content set forth on Exhibit D attached hereto.

SECTION 13.  Treatment of HSBC Supply Finance Agreement.  Notwithstanding the fact that the Supply Chain Solutions – Approved Invoice Buyer Agreement (USA) (the “HSBC Agreement”), dated as of May 14, 2015, by and between the Seller and HSBC Bank USA, National Association (“HSBC”) will not be transferred and assigned to the Purchaser at the Closing because HSBC has not consented to such transfer and assignment, the Parties agree that the Liabilities related to the Business under the HSBC Agreement accrued as of the Effective Time and payable by the Seller thereunder (the “HSBC Liabilities”) shall constitute Assumed Liabilities and the amount of the HSBC Liabilities shall be included in the line item category “Accounts payable” of current liabilities in Part 1 of Annex 1 in the determination of the Closing Net Working Capital.  Without limiting the generality of Section 2.8 of the APA, the Parties further agree that, following the Closing, (a) the Seller shall pay HSBC Liabilities to HSBC as and when such HSBC Liabilities are due in accordance with the HSBC Agreement, (b) the Seller shall give the Purchaser written notice of any such payments, including the amount thereof, and

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(c) as promptly as reasonably practicable and in any event within three (3) Business Days of receipt of a notice contemplated under clause (b), the Purchaser shall reimburse the Seller by wire transfer of immediately available funds to the Seller Bank Account for such payments.

SECTION 14.  Limited Amendment.  Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 10.8 of the APA.  Except as specifically amended or supplemented hereby, the APA shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof and the APA as amended hereby and the Confidentiality Agreement shall continue to constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.  From and after the date hereof, any reference to the APA shall mean the APA as amended hereby and any reference in the APA as amended hereby to “the date of this Agreement” or any similar reference shall continue to refer to August 21, 2018.

SECTION 15.  Miscellaneous.  The provisions of Sections 1.3, 10.2, 10.5, 10.7, 10.8, 10.10, 10.11, 10.12, 10.13 and 10.15 of the APA shall apply to this Amendment, mutatis mutandis, as if set forth herein.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the day and year first above written.

P. H. GlatFElter Company
By:
/s/ John P. Jacunski
Name: John P. Jacunski
Title: Executive Vice President and
Chief Financial Officer

PIXELLE SPECIALTY SOLUTIONS LLC
By:
/s/ Russell Triedman
Name: Russell Triedman
Title: Executive Manager

[Signature Page to Amendment No. 1 to the Asset Purchase Agreement]